Xenolith

INNOVATIVE SECURE STORAGE APPLICATION

Who is Xenolith?

- A subsidiary of Sterling Data Storage (SDS)
- SDS is a 12 year security and information technology company
  - Roots in Data Center Management, managing multiple data centers across the U.S.
  - Specialize in secure storage and compute technology
  - Headquartered in Chandler, Arizona inside the H5 Data Center
- Application focused on high net worth individuals via law firms
  - Estate planning and survivorship

Why Xenolith?

- Lack of security on the internet and end user devices
- Explosion in data breach and ransomware incidents
- No centralized information source for survivorship
  - Spouse or trustee inherits an information nightmare

What is Xenolith?

- Digital safe deposit box for sensitive personal information
- Application allows storage & retrieval of all file types
- Secure by design:
  - Storage is detached from the internet
  - Uses high level encryption – data is unusable outside Xenolith without key
  - Proprietary "dark storage" technology - when system is not in use, it doesn't exist
  - No back door access by government agencies (i.e. Apple incident)
  - 3 physical layers of security in the data center
  - 3 virtual layers of authentication + encryption key to access data
  - Back-up is re-encrypted (double encryption) in another data center

How Does Xenolith Work?

- Lawyer loads information into Xenolith
- Client accesses information over private VPN:
  - Login to the online application with username/password
    - Authentication by Xenolith
    - Authentication by biologic device
  - Once connected to server, client's private encryption key is required
  - Server connects to data over an INTRANET within the data center
- When the session is terminated, the data goes dark

Xenolith Reseller Program

- Retail Price - $3,600 for one year end user license
- Reseller Price - 20% off retail price for 10 license bundle
- Reseller Price - 25% off retail price for 25 license bundle

Introductory Offer

- First Law Firm to purchase 50 license bundle
  - Reseller Price - $3,000 for each 2 year license ($7,200 retail price)
  - Firm retains the right to purchase additional 50 license bundles at the same price up to 500 licenses
  - Above 500 licenses, $5,040 for each 2 year license in 25 license bundles

Introductory Offer

- Law Firms 2 through 8 to purchase 25 license bundle
  - Reseller Price - $5,000 for each 2 year license ($7,200 retail price)
  - Firms retain the right to purchase additional 25 license bundles at the same price up to 200 licenses
  - Above 200 licenses, $5,040 for each 2 year license in 25 license bundles